Exhibit 2.2

[ON THE LETTERHEAD OF AMERICAN GREETINGS CORPORATION]

March 24, 2009

Confidential

MoonScoop SAS

14, rue Alexandre Parodi

75010 Paris, France

Attn: Joel Vaturi

Re:	Binding Term Sheet between MoonScoop SAS (“MOONSCOOP”)

and American Greetings Corporation (“AG”)

Dear Joel:

MOONSCOOP and AG are entering into this binding term sheet (the “Binding Term Sheet”) setting forth the terms of the acquisition by MOONSCOOP of the Strawberry Shortcake (“SSC”) and Care Bears (“CB”) properties owned by AG and its affiliates (it being understood that the only non-owned rights in SSC and CB consist of six half-hour episodes of SSC and two full length movies of CB), as well as all rights in those properties held by Cookie Jar Entertainment Inc. and all of its affiliates (“COOKIE JAR”) (collectively, the “Properties”). “Properties” includes but is not limited to all copyrights and trademarks related to the Properties owned by AG, COOKIE JAR and their respective affiliates, as well as derivatives, imitations, adaptations, reproductions and entertainment exploitations owned by AG, COOKIE JAR and their respective affiliates (including without limitation, digital, DVDs, theatrical releases, music, scores, television programming, and any other programming, including masters), and all goodwill associated with each of the items set forth herein.

Purchase Price:

The purchase price for the Properties will be US$95,000,000.00 (the “Purchase Price”) and is not subject to further adjustments based on MOONSCOOP’s diligence review or other factors; except with respect to contracts entered into without the consent of MOONSCOOP after the date of this Binding Term Sheet. In addition, MOONSCOOP shall assume all contracts and all related obligations attendant to the Properties arising after the Closing Date (as hereinafter defined).

The Properties shall be transferred to MOONSCOOP at the closing, free and clear of all liens, claims and security interests, except for the interests held by Hasbro and by existing licensees in the normal course.

Prior to the Closing Date, AG shall not delay or postpone the payment of accounts payable and other obligations beyond their respective payment deadline or accelerate the collection of accounts receivable (or other revenues under any Agreement), or accept payment at a discount.

Payment:	The Purchase Price shall be payable at the closing by wire transfer of immediately available funds to the account(s) designated by AG.

Form of Purchase:	Asset purchase.

Closing Date:	The closing date (the “Closing Date”) for the transactions contemplated hereby shall occur on the earlier of (i) thirty (30) days (or such later date that is mutually agreed by the parties, but in no event later than seventy-five (75) days (the “Transaction Period”) following the date of this Binding Term Sheet) and (ii) one business day following the satisfaction or waiver of the conditions set forth below under “Conditions.” All monies paid to AG or its affiliates in respect of the Properties prior to the Closing Date which were advances or otherwise unearned or unrecouped by the Closing Date shall be paid to MOONSCOOP. All revenues in respect of the Properties earned and due as of the Closing Date for action taken prior to the Closing Date, but not paid prior to the Closing Date shall be collected by MOONSCOOP on AG’s behalf and paid to AG.

Conditions:	The obligations of MOONSCOOP and AG under this Binding Term Sheet are conditioned solely upon satisfaction or waiver of the following conditions (the “Conditions to Closing”): (i) regulatory approval relating to all applicable competition filings and expiration or early termination of any applicable waiting periods, (ii) receipt of all material necessary third party consents and approvals and (iii) within 30 days of the date of this Binding Term Sheet, receipt of financing (“Financing”) (including debt, equity or a combination of both) on terms and conditions that are commercially reasonable in the circumstances and reasonably acceptable to MOONSCOOP. MOONSCOOP must provide written notice to AG not later than the 30th day following the date of this Binding Term Sheet specifying whether it has obtained its Financing. AG is open to discuss the possibility of AG providing financing for the transaction contemplated by this Binding Term Sheet on commercially reasonable terms for similar types of transactions.

Exclusivity:	Other than as required by the Matching Right (as hereinafter defined) or as consented to in writing by the other party, AG and MOONSCOOP shall deal exclusively with each other in respect of the sale or transfer of the Properties (save and except with respect to licensing in the normal course) through the Closing Date. During this exclusivity period, and except as required by the Matching Right, neither AG nor MOONSCOOP, nor any of their respective affiliates, representatives, advisors, or agents, shall, directly or indirectly, shop, market, solicit, pursue, or deal with any third party with respect to any transaction involving a transfer, sale, partnership, hypothecation, merger, or other transaction involving the ownership or control of the Properties or of any entity that owns or controls the Properties, or which would otherwise be inconsistent with, or delay the consummation of the transactions contemplated by this Binding Term Sheet. Notwithstanding the immediately preceding terms, nothing herein shall prevent MOONSCOOP from releasing information, subject to a confidentiality agreement in a form reasonably acceptable to AG, to third parties that it reasonably wishes to approach to provide debt or equity financing to consummate the transaction contemplated herein.

AG Reserved Licensing:	AG and MOONSCOOP hereby agree to ten year exclusive inbound license agreements (with the right to sublicense upon approval by MOONSCOOP, not to be unreasonably withheld) for the Properties from MOONSCOOP to AG with respect to those certain categories hereinafter reserved for AG, subject to MOONSCOOP’s right to ensure that any licensed right is used in a manner consistent with the quality of MOONSCOOP’s use of the applicable right, including all uses of trademarks owned by MOONSCOOP. These exclusive license agreements shall provide for a royalty to MOONSCOOP of 10% of revenue received by AG, with a right of first refusal in favor of AG (which right shall run with the Properties in the event of any sale of the properties by MOONSCOOP or its affiliates) for any license relating to the Products (as hereinafter defined) or products that are similar to the Products in the product categories set forth below. The license agreements will convey to AG exclusive rights to use the Properties in the following reserved product categories (the “Products”):

• Greeting cards (everyday and seasonal, boxed and unboxed, gift card holders and cellos, with or without music/audio)

• Party goods including, but not limited to, paper and electronic invitations and thank you notes, accessories, favors and decorations

• Everyday plastic tableware and serving-ware (whether placed in the party goods or housewares aisles of retail locations)

• Gift packaging (everyday, seasonal and seasonal promotional) including gift wrap, gift bags, gift boxes, tissue, gift enclosures, package decorations

• Calendars

• Stickers

• Christmas ornaments in plastic or resin, with or without electronic and or musical/audio features

• Juvenile boxed Valentine cards

• Stationery

• Electronic greetings in any form or media

• Digital photo IP product use

• Retailer-specific non-card products

Transition Services:	AG and MOONSCOOP, at MOONSCOOP’s request, will develop a mutually agreed upon transition services agreement as part of the transaction to avoid disruption in the creative and logistical support required to operate the Properties on a “cost plus” basis to MOONSCOOP.

Matching Right:	On July 20, 2008, AG and COOKIE JAR entered into a binding letter agreement (the “Cookie Jar Agreement”) providing for the sale of the Properties to COOKIE JAR. The Cookie Jar Agreement also provided that, if for any reason the purchase and sale of the Properties contemplated by the Cookie Jar Agreement did not occur on or prior to September 30, 2008 (other than due to AG’s material uncured breach of the letter agreement or the parties’ definitive agreements), AG had the right to solicit offers from third parties in which AG does not have any ownership interest for a period of six (6) months commencing September 30, 2008 and ending March 31, 2009 (the “Shop Period”) for 100% of the Properties.

Pursuant to the Cookie Jar Agreement, during the Shop Period, COOKIE JAR has the right to match certain third party offers for the Properties, including the offer set forth in this Binding Term Sheet (the “Matching Right”). COOKIE JAR has the option to exercise such matching right in cash, or in such mix of cash and non-cash consideration as indicated in the third party offer. COOKIE JAR must give notice to AG that Cookie Jar matches the offer set forth in this Binding Term Sheet within five (5) business days of receipt by COOKIE JAR of a copy of this Binding Term Sheet. COOKIE JAR’s delivery of such matching notice shall have no affect on AG’s or MOONSCOOP’s rights or obligations under this Binding Term Sheet unless and until COOKIE JAR consummates such matching offer. AG’s and MOONSCOOP’s obligations under this Binding Term Sheet shall be tolled and the Closing Date shall be postponed (but in no event later than the 75th day following the date of this Binding Term Sheet) during any time period in which COOKIE JAR has exercised the Matching Right, but has not yet closed on an acquisition of the Properties. AG shall keep MOONSCOOP reasonably informed of the status, terms and conditions of any conversations with COOKIE JAR after receipt of this Binding Term Sheet.

Break-Up Fee:	If COOKIE JAR exercises the Matching Right and consummates the purchase of all or any portion of the Properties or if any third party contacted during the Transaction Period acquires all or any portion of the Properties within seventy-five (75) days of the date of this Binding Term Sheet (or, if the period for closing any transaction triggering or pursuant to the Matching Right is extended, for so long as any such extension is effective), then, on the closing of such purchase, AG shall pay MOONSCOOP a break-up fee in the amount of 3% of the Purchase Price. The break-up fee shall be payable by wire transfer of immediately available funds and all of AG’s and MOONSCOOP’s rights and obligations under this Binding Term Sheet shall be deemed to be fully satisfied, except the rights and obligations of AG and MOONSCOOP set forth in the paragraphs labeled “Press Release”, “Expenses”, “Indemnification” and “Governing Law; Enforcement” shall survive.

Indemnification:	If any of MOONSCOOP, its subsidiaries and/or its affiliates, and/or any of their respective shareholders, officers, directors, employees or advisors (the “MOONSCOOP Parties”) is named as a party in any claim or legal action arising from the purchase of the Properties and the claimant or claimants in such action assert that AG did not have the legal right to sell and transfer the Properties to MOONSCOOP, as provided herein, or such third party claims or actions otherwise arise as a result of the submission or execution of this Binding Term Sheet, then AG shall indemnify and defend the MOONSCOOP Parties against any costs, expenses and liabilities resulting from such claim or action; provided, that AG shall be entitled to prosecute such defense and assume control of all settlement negotiations; provided further, that AG shall not enter into any settlement that (i) does not fully release the MOONSCOOP

Parties, (ii) limits or restricts the MOONSCOOP Parties, (iii) admits liability on the part of the MOONSCOOP Parties in any manner, and/or (iv) requires other than a monetary payment by AG without the prior consent of MOONSCOOP, which shall not be unreasonably withheld. MOONSCOOP shall be permitted to participate in the defense with its own counsel at its own cost. If, in MOONSCOOP’s reasonable, good faith belief, AG fails to provide an adequate defense to any claim or action, MOONSCOOP may take any actions necessary to adequately defend itself at AG’s expense. The indemnification provisions set forth herein shall survive indefinitely.

Press Release:	Except as required by the Matching Right or by law, the parties agree that this Binding Term Sheet and the Transaction shall be kept confidential and no public announcement of this transaction shall be made. Notwithstanding the foregoing, AG shall have the right to make any disclosure or filing that AG is required by NYSE listing standards or under federal securities laws. MOONSCOOP acknowledges that AG may be required to file this Binding Term Sheet with the United States Securities and Exchange Commission following execution hereof.

Long Form Agreement:

The parties may agree the terms of a long-form agreement and other related documentation customary for transactions of this type that contain (among other things) customary representations, warranties and indemnities. The parties will use commercially reasonable efforts to negotiate and execute such long-form agreement and other documentation promptly following the date of this Binding Term Sheet. However, until such time as this Binding Term Sheet is replaced by any such further documentation, this Binding Term Sheet remains binding on, and memorializes the legal and enforceable rights and obligations of, the parties.

In the event that all of the Conditions to Closing are satisfied or waived by the parties, and the parties do not agree on the terms of a long form agreement by the Closing Date, MOONSCOOP shall purchase, and AG shall sell to MOONSCOOP, the Properties in accordance with the terms of this Agreement and, at the closing, (i) AG shall deliver to MOONSCOOP a statement of representations as to the ownership of and title to the Properties being transferred, the power and authority of the transferor parties and the enforceability thereon of this Binding Term Sheet. In addition, at the closing, AG shall represent and warrant to MOONSCOOP that, to the best of AG’s knowledge, the Properties and AG’s exploitation of the Properties, do not materially infringe on any third party’s intellectual property rights and there are no material third party claims of infringement threatened or pending; and (ii) MOONSCOOP shall deliver to AG a statement of representations as to the power and authority of the transferee parties and the enforceability thereon of this Binding Term Sheet.

Further Assurances:	Each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action and all things reasonably necessary to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the date of this Binding Term Sheet any further action is necessary to carry out the purpose of this Binding Term Sheet and to vest MOONSCOOP with valid and legal title to the Properties, each free and clear of all encumbrances except as otherwise set forth herein, the parties will take or cause to be taken all such necessary or appropriate actions and shall bear their own cost of any such actions.

Expenses:	In the event that the sale of the Properties to MOONSCOOP is completed pursuant to the terms of this Binding Term Sheet, MOONSCOOP shall pay all of AG’s costs and expenses associated with the transactions contemplated hereby, including severance, retention payments, legal and investment bank fees, up to a maximum of US$4,000,000.00. MOONSCOOP shall bear all of its own expenses, including all applicable governmental filing fees with respect to the transactions contemplated hereby.

Governing Law; Enforcement:	This letter agreement shall be governed by the laws of the State of Ohio. Any dispute or controversy arising under or related in any way to this letter agreement shall be adjudicated by a court of competent jurisdiction located in the State of Ohio. Each party recognizes that the rights contained herein and the benefits arising therefrom are unique and damages cannot provide an adequate remedy in the event of a breach of this letter agreement. Therefore, if (i) all of the conditions to the obligations of AG and MOONSCOOP set forth above are either satisfied or waived, and either party fails or refuses to consummate the sale and purchase of the Properties contemplated hereby, the other party shall be entitled to specific performance of the sale and purchase of the Properties or (ii) either party fails to perform any of its other material obligations hereunder, the other party shall be entitled to specific performance thereof.

No Merger	Neither the execution nor consummation of this Binding Term

Sheet shall alter, amend or supersede any obligation or agreement relating to the Properties or act as an accord and satisfaction or novation of any such obligation or agreement.

* * * * *

If the terms set forth in this letter are acceptable, please sign below. Please feel free to call me to discuss any aspect of this letter or the proposed transaction.

Sincerely,

/s/ Josef Mandelbaum
Josef Mandelbaum
President & CEO Intellectual Property Group American Greetings

Agreed:

MOONSCOOP SAS

By:	/s/ Joel Vaturi
Name:	Joel Vaturi
Title: